UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)

                                  PremiumWear, Inc.
                     (formerly known as Munsingwear, Inc.)
                                  (Name of Issuer)

                        Common Stock, par value $0.01 per share
                              (Title of Class of Securities)

                                         62632010
                                      (CUSIP Number)

                                      Arnold M. Amster
                                      767 Fifth Avenue
                                  New York, New York 10153
                                       (212) 664-4500
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                       October 16, 1996

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is
the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (continued on the following pages)

                                (Page 1 of 10 pages)
SCHEDULE 13D
CUSIP No. 62632010
Page 2 of 10

1     NAME OF REPORTING PERSONS
Arnold M. Amster
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)
3     SEC USE ONLY

4     SOURCE OF FUNDS*
    PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT             TO
ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States


NUMBER OF                 7     SOLE VOTING POWER
     50,000
SHARES
BENEFICIALLY              8     SHARED VOTING POWER
    167,000
OWNED BY
EACH                      9     SOLE DISPOSITIVE POWER
     50,000
REPORTING
PERSON WITH               10    SHARED DISPOSITIVE POWER
    167,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

    167,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.12%

14    TYPE OF REPORTING PERSON*
    IN
SCHEDULE 13D
CUSIP No. 6232010
Page 3 of 10

1     NAME OF REPORTING PERSONS
Peggy J. Amster
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)
3     SEC USE ONLY

4     SOURCE OF FUNDS*
    PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF          7      SOLE VOTING POWER
    22,400
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
    0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
    22,400
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

    22,400
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
      SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.08%

14    TYPE OF REPORTING PERSON*
    IN

SCHEDULE 13D
CUSIP No. 62632010
Page 4 of 10

1     NAME OF REPORTING PERSONS
Peggy J. Amster, as

custodian for Wendy
                                                          Amster
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)
3     SEC USE ONLY

4     SOURCE OF FUNDS*
    PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT             TO
ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF          7      SOLE VOTING POWER
    0
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
    6,000
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
    0
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
    6,000
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

   6,000
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .29%
14    TYPE OF REPORTING PERSON*
    IN

SCHEDULE 13D
CUSIP No. 62632010
Page 5 of 10

1     NAME OF REPORTING PERSONS
Robert M. Boyar
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
    PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF          7      SOLE VOTING POWER
    6,900
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
    0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
    6,900
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

    6,900

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .33%

14    TYPE OF REPORTING PERSON*
    IN
SCHEDULE 13D
CUSIP No. 62632010
Page 6 of 10

1     NAME OF REPORTING PERSONS
Trust for benefit of
                                                          Peggy
J. Amster
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
    OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT             TO
ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF          7      SOLE VOTING POWER
   0
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
    0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
    0
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

    0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%

14    TYPE OF REPORTING PERSON*
    OO
SCHEDULE 13D
CUSIP No. 62632010
Page 7 of 10

1     NAME OF REPORTING PERSONS
Trust for benefit of

Linda Preuss
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
    OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT             TO
ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF          7      SOLE VOTING POWER
    0
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
    0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
    0
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

    0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .0%

14    TYPE OF REPORTING PERSON*
    OO
SCHEDULE 13D
CUSIP No. 62632010
Page 8 of 10

1     NAME OF REPORTING PERSONS
Flex Holding Corp.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
    WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF          7      SOLE VOTING POWER
    100,800
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
    0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
    100,800
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
    0
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

    100,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
      SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.89%

14    TYPE OF REPORTING PERSON*
    CO
Page 9 of 10

         This Amendment No. 5 amends and supplements the statement of Schedule 13D dated
March 28, 1995, as amended, filed by Arnold M. Amster, Peggy J. Amster, custodian for Wendy
Amster, Peggy Amster Trust, Linda Preuss Trust, Flex Holding Corp., and Robert M. Boyar relating to the shares of Common Stock of the Issuer. Any terms not defined herein shall have the meaning ascribed to them in the statement on Schedule 13D dated March 28, 1995.

Item 2.   Identity and Background

         The response to Item 2 is hereby amended by deleting the first sentence of Item 2 and adding the following in lieu thereof:

         This Statement is being filed by Arnold M. Amster; Peggy
J. Amster;
Peggy J. Amster, as custodian for Wendy Amster; Robert M. Boyar;
and Flex Holding Corp.

Item 3.    Source and Amount of Funds or Other Consideration

      The response to Item 3 is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

      The source and amount of funds (excluding commissions) used by each of the Reporting
Persons to acquire the shares of the Common Stock reported in
Item 5 below was as follows:

Name                   Amount               Source of Funds

Arnold M. Amster     $377,500.06            personal funds*
Peggy J. Amster      $68,724.00             personal funds*
Peggy J. Amster,
  as custodian for
  Wendy Amster       $40,849.50             personal funds

Robert M. Boyar      $54,599.00             personal funds
Flex Holding Corp.   $809,387.50            working capital*


*  The shares of Common Stock owned by Arnold M. Amster, Peggy
   J. Amster, and Flex Holding Corp. were purchased in their respective brokerage margin accounts on customary margin terms.


Item 5.   Interest in Securities of the Issuer

    (a) The response to Item 5(a) is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

     The ownership by the Reporting Persons of shares of Common
Stock and the percentage
of the outstanding shares of Common Stock represented thereby is as follows:


Name              Number of Shares             Percentage

Arnold M. Amster     50,000(1)                  8.12%(1)
Peggy J. Amster      22,400 (2)                 1.08% (2)
Peggy J. Amster,
  as custodian for
  Wendy Amster         6,000                     .29%
Robert M. Boyar        6,900                     .33%
Trust for the benefit
  of Peggy J. Amster       0                       0%
Trust for the benefit
  of Linda Preuss          0                       0%
Flex Holding Corp.   100,800                    4.89%

(1) Excludes shares of Common Stock owned by the other Reporting Persons. Arnold M. Amster shares voting and dispositive power with respect to the shares of Common Stock owned by:
Peggy J. Amster; Peggy J. Amster, as custodian for Wendy Amster; Trust for the benefit of
Peggy J. Amster; Trust for the benefit of Linda Preuss; and Flex Holding Corp. Accordingly,
Arnold M. Amster may be deemed to be the beneficial owner of all of the 167,200 shares owned by the Reporting Persons (other than Robert M. Boyar), representing 8.12% of the outstanding shares of Common Stock. Arnold M. Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

(2) Includes shares of Common Stock owned by Peggy J. Amster, as custodian for Wendy Amster, as to which shares Peggy J. Amster disclaims beneficial ownership.
      (c) The response to Item 5(c) is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

       Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days:

Name of                            Number              Price
Reporting                            of     Bought/     per
  Person                   Date    Shares    Sold      Share

Trust for the benefit
 of Peggy J. Amster      10/16/96    100     Sold     $10.125
Trust for the benefit
 of Linda Preuss         10/16/96  2,500     Sold     $10.125
Peggy J. Amster, as
 custodian for Wendy
 Amster                  10/16/96    300    Bought    $10.125
Flex Holding Corp.       10/16/96  2,300    Bought    $10.125

All of such transactions were effected on the New York Stock
Exchange.

                                      Signature

           The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


September 14, 1995                           /s/ Arnold M. Amster

                                            Arnold M. Amster


                                            /s/ Peggy J. Amster*

                                            Peggy J. Amster


                                            /s/ Peggy J. Amster*

                                            Peggy J. Amster, as
custodian for Wendy Amster


                                            /s/ Robert M. Boyar*

                                            Robert M. Boyar


                                            TRUST FOR THE BENEFIT
OF
                                            PEGGY J. AMSTER


                                            By /s/ Arnold M.
Amster
                                                 Arnold M.
Amster, Trustee


                                            TRUST FOR THE BENEFIT
OF
                                            LINDA PREUSS


                                            By /s/ Arnold M.
Amster
                                                 Arnold M.
Amster, Trustee


                                            FLEX HOLDING CORP.


                                            By /s/ Arnold M.
Amster
                                                 Arnold M.
Amster,
                                                 Chairman of the
Board


                                            * By Arnold M. Amster

Attorney-in-fact


                                            /s/ Arnold M. Amster

                                            Arnold M. Amster

                              Schedule A

                      Addresses of Reporting Persons


Arnold M. Amster
     767 Fifth Avenue
     New York, New York 10153

Peggy J. Amster
     c/o Amster & Co.
     767 Fifth Avenue
     New York, New York 10153

Peggy J. Amster,
custodian for
Wendy Amster
     c/o Amster & Co.
     767 Fifth Avenue
     New York, New York 10153

Flex Holding Corp.
     767 Fifth Avenue
     New York, New York 10153

Robert M. Boyar
     c/o Boyar Higgins & Suozzo
     10 Park Place
     Morristown, New Jersey 07960